GLOBAL AVIATION HOLDINGS INC.

101 World Drive

Peachtree City, Georgia 30269

Tel:  (770) 632-8000

Fax:  (770) 632-8048

May 7, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N. E.

Washington, DC 20549

            Re:       Global Aero Logistics Inc.

                        Registration on Form S-1

                        File No. 333-146958

Ladies and Gentlemen:

            Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Global Aviation Holdings Inc., a Delaware corporation formerly known as Global Aero Logistics Inc. (the “Registrant”), hereby requests that the Registration Statement on Form S-1 (File No. 333-146958) initially filed with the Securities and Exchange Commission on October 26, 2007, as amended (the “S-1 Registration Statement”), be withdrawn.

            The S-1 Registration Statement related to a previously proposed (and now abandoned) rights offering of common stock held by the Registrant’s sponsor to the Registrant’s other stockholders.  We believe this withdrawal is consistent with the public interest and the protection of investors.  The S-1 Registration Statement was never declared effective and no securities have been issued pursuant thereto.

            The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the S-1 Registration Statement be credited to the Registrant’s account for future use.

U.S. Securities and Exchange Commission

Page Two

May 7, 2010

            Should you have any questions regarding this matter or if withdrawal of the S-1 Registration Statement will not be granted, please contact Eliot W. Robinson of Bryan Cave LLP, counsel to the Registrant at (404) 572-6785.

                                                                        Very truly yours,

                                                                        Mark M. McMillin

                                                                        Senior Vice President,

                                                                        General Counsel and Secretary

cc:        Thomas R. McNeill

            Eliot W. Robinson